                                                    RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-44173


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 29, 1998)

                                    [LOGO]
                                $1,650,000,000
                           MERRILL LYNCH & CO., INC.

                        6% NOTES DUE FEBRUARY 12, 2003

                               ----------------

  The Notes are being offered for sale, subject to applicable law, in the United States, Europe and Asia. See "Underwriting". Interest on the Notes is payable semiannually on February 12 and August 12 of each year (each an "Interest Payment Date"), commencing August 12, 1998. The Notes are not subject to redemption by Merrill Lynch & Co., Inc. (the "Company") prior to maturity unless certain events occur involving United States taxation. See "Description of Notes--Redemption for Tax Reasons".

  Ownership of the Notes will be maintained in book-entry form by or through the Depositary (as hereinafter defined). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants, including U.S. Depositaries for Cedel Bank and Euroclear (each, as hereinafter defined). Beneficial owners of the Notes will not have the right to receive registered physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

  Application has been made to list the Notes on the Luxembourg Stock
Exchange.

                               ----------------

  THESE NOTES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
    EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS
          PROSPECTUS    SUPPLEMENT    OR    THE   PROSPECTUS.    ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE(1)  DISCOUNTS   COMPANY(1)(2)
--------------------------------------------------------------------------------
Per Note.........................       99.953%          .35%        99.603%
--------------------------------------------------------------------------------
Total............................   $1,649,224,500    $5,775,000  $1,643,449,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from February 12, 1998.
(2)Before deduction of expenses payable by the Company.

                               ----------------

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depositary, Cedel Bank and Euroclear on or about February 12, 1998.

                               ----------------

                              MERRILL LYNCH & CO.

NATIONSBANC MONTGOMERY SECURITIES LLC   ABN AMRO   BANCO BILBAO VIZCAYA, S.A.

CHASE SECURITIES INC.    DONALDSON, LUFKIN & JENRETTE      GOLDMAN, SACHS & CO.
                                 SECURITIES CORPORATION
HSBC MARKETS      J.P. MORGAN & CO.       PARIBAS       SBC WARBURG DILLON READ

                               ----------------

          The date of this Prospectus Supplement is February 4, 1998.

  This Prospectus Supplement and the accompanying Prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to the Company. The Company accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and the accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the Prospectus misleading in any material respect.

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Such transactions may include stabilizing, purchasing Notes to cover syndicate short positions and the imposition of penalty bids. For a description of these activities see "Underwriting".

  The distribution of this Prospectus Supplement and Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus Supplement and the Prospectus come should inform themselves about and observe any such restrictions. This Prospectus Supplement and the Prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Underwriting".

  No underwriter, dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder and thereunder shall under any circumstance create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

  The Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering of the Notes nor has the Commissioner determined the accuracy or adequacy of this Prospectus Supplement or the Prospectus.

  References herein to "U.S.$", "$" and "dollars" are to the currency of the United States.

                           MERRILL LYNCH & CO., INC.

  The Company was incorporated under the laws of the State of Delaware, U.S.A., in 1973. The principal executive office of the Company is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, U.S.A.; its telephone number is (212) 449-1000. The Company's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A. A more complete description of the Company may be found on page 3 of the Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 27, 1996, Quarterly Reports on Form 10-Q for the periods ended March 28, 1997, June 27, 1997 and September 26, 1997, and Current Reports on Form 8-K dated January 13, 1997, January 27, 1997, February 25, 1997, March 14, 1997, April 15, 1997, May 2, 1997, May 30, 1997, June 3, 1997, July 16, 1997, July 30,
1997, August 1, 1997, September 24, 1997, September 29, 1997, October 15, 1997, October 29, 1997, November 20, 1997, November 26, 1997, December 2, 1997, December 16, 1997, December 23, 1997, January 20, 1998, January 30, 1998
and February 4, 1998 filed pursuant to Section 13 of the United States Securities Exchange Act of 1934 (the "Exchange Act"), are hereby incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the accompanying Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT AND ATTACHED PROSPECTUS ARE DELIVERED, ON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY (WITHOUT EXHIBITS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE) OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND ATTACHED PROSPECTUS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO LAWRENCE M. EGAN, JR., CORPORATE SECRETARY'S OFFICE, MERRILL LYNCH & CO., INC., 100 CHURCH STREET, 12TH FLOOR, NEW YORK, NEW YORK 10080-6512; TELEPHONE NUMBER (212) 602-8435. THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, TOGETHER WITH THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, ARE ALSO AVAILABLE FREE OF CHARGE AT THE OFFICE OF BANKERS TRUST LUXEMBOURG S.A., 14 BOULEVARD F.D. ROOSEVELT, L-2450 LUXEMBOURG.

                              RECENT DEVELOPMENTS

  As of January 26, 1998, the Company, through ML Invest plc, an indirect, wholly owned subsidiary, has acquired through a tender offer (the "Offer") substantially all of the outstanding share capital of Mercury Asset Management Group plc ("MAM") at a price of (Pounds)17 per share, with an aggregate offer value for all of the outstanding shares of approximately (Pounds)3.1 billion (approximately $5.3 billion). ML Invest plc has commenced the statutory procedure to compulsorily acquire all MAM shares not tendered into the Offer, which is expected to result in 100% ownership of MAM by the first week of March, 1998.

                  CAPITALIZATION OF MERRILL LYNCH & CO., INC.

  The following table sets out, in millions of dollars (except per share amount), the consolidated capitalization of the Company at September 26, 1997.

                                                                   SEPTEMBER 26,
                                                                       1997
                                                                   -------------
Short-Term Debt:
 Drafts payable, bank loans, and other short-term borrowings......   $ 10,923
 Commercial paper.................................................     34,777
 Repurchase agreements............................................     74,872
 Current portion of long-term debt................................     11,103
                                                                     --------
   Total..........................................................    131,675
                                                                     --------
Long-Term Debt, less current portion: (1)(2)
 Notes payable....................................................         92
 MITTS(R) due 1998 to 2006........................................        819
 Notes due 1998 to 2026...........................................        253
 10 3/8% Notes due 1999...........................................        165
 8 1/4% Notes due 1999............................................        300
 7 3/4% Notes due 1999............................................        175
 6 3/8% Notes due 1999............................................        200
 6 3/8% Euro Notes due 1999.......................................        151
 7 1/4% STRYPES SM due 1999.......................................        228
 6% STRYPES SM due 1999...........................................        224
 5 1/2% Euro Notes due 1999.......................................        151
 JPY Notes due 1999 to 2002.......................................        190
 CHF Euro Notes due 1999 to 2001..................................        227
 DM Floating Rate Notes due 1999 to 2002..........................        340
 Equity Participation Notes due 1999 to 2007......................        494
 8 3/8% Notes due 2000............................................        150
 6 7/10% Notes due 2000...........................................        150
 6% Euro Notes due 2000...........................................        202
 STG 9 1/4% Euro Notes due 2000...................................        164
 JPY 2 11/20% Bonds due 2000......................................        331
 DM Euro Notes due 2000...........................................        113
 STG Notes due 2000...............................................        105
 6 1/2% Notes due 2001............................................        300
 6% Notes due 2001................................................        749
 STG 7 3/8% Notes due 2001........................................        280
 6 1/4% STRYPES SM due 2001.......................................        230
 STG Floating Rate Euro Notes due 2001............................        163
 8 3/10% Notes due 2002...........................................        149
 8% Notes due 2002................................................        224
 7 3/8% Notes due 2002............................................        149
 6 16/25% Notes due 2002..........................................        250
 AUD 7 5/8% Notes due 2002........................................        255
 7 1/20% Notes due 2003...........................................        150
 6 7/8% Notes due 2003............................................        199
 8% Installment Notes due 2003....................................        116
 6 11/20% Notes due 2004..........................................        500
 7% Notes due 2006................................................        199
 6 1/4% Notes due 2006............................................        199
 7 3/8% Notes due 2006............................................        349
 6 3/8% Callable Notes due 2006...................................        125
 8% Notes due 2007................................................        148
 7% Notes due 2007................................................        496
 7% Notes due 2008................................................        250
 6 1/4% Notes due 2008............................................        149
 Medium-Term Notes................................................     18,546
                                                                     --------
   Total..........................................................     29,399
                                                                     --------

(table continued from previous page)

                                                                   SEPTEMBER 26,
                                                                       1997
                                                                   -------------
 Preferred Securities Issued by Subsidiaries......................   $    627
                                                                     --------
 Stockholders' Equity:
  "Preferred Stockholders' Equity"................................        425
                                                                     --------
  "Common Stockholders' Equity"
  Common Stock, par value $1.33 1/3 per share;
   500,000,000 shares authorized: 472,660,324
   shares issued..................................................        630
  Paid-in capital.................................................      1,031
  Foreign currency translation adjustment.........................        (39)
  Net unrealized gains on investment securities
   available-for-sale (net of applicable income
   tax expense of $19)............................................         37
  Retained earnings...............................................      9,095
                                                                     --------
   Subtotal.......................................................     10,754
  Less:
   Treasury stock, at cost:
    140,308,114 shares............................................      2,932
   Employee stock transactions....................................        450
                                                                     --------
  Total Common Stockholders' Equity...............................      7,372
                                                                     --------
  Total Stockholders' Equity......................................      7,797
                                                                     --------
  TOTAL CAPITALIZATION............................................   $169,498
                                                                     ========

--------
SM  "STRYPES" is a service mark of Merrill Lynch & Co., Inc.
(R""MITTS'')is a registered service mark of Merrill Lynch & Co., Inc.
(1) From September 27, 1997 to January 30, 1998, long-term borrowings, net of repayments and repurchases, increased in the amount of approximately $4,991 million.
(2) Long-term borrowings at September 26, 1997 include $412 million held in inventory by subsidiaries for purposes of resale. This amount is eliminated for purposes of the consolidated financial statements.

  There has been no material change in the consolidated capitalization of the Company since September 26, 1997.

                         SUMMARY FINANCIAL INFORMATION

  The following summary of consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the year ended December 27, 1996, Quarterly Report on Form 10-Q (the "Quarterly Report") for the period ended September 26, 1997, and Current Report on Form 8-K (the "Current Report") dated January 20, 1998. See "Incorporation of Certain Documents By Reference". The condensed consolidated financial statements contained in the Quarterly Report and the Current Report are unaudited; however, in the opinion of management of the Company, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results of operations have been included. The year-end results include 52 weeks for 1994, 1995, 1996, and 1997 and 53 weeks for 1993.

  The Company conducts its business in highly volatile markets. Consequently, the Company's results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period. Thus, interim results may not necessarily be representative of the full year results of operations.

                          YEAR ENDED LAST FRIDAY IN DECEMBER             1997(1)
                          ------------------------------------ ----------------------------
                            1993      1994     1995     1996   SEPTEMBER 26TH DECEMBER 26TH
                          --------  -------- -------- -------- -------------- -------------
                                            (IN MILLIONS, EXCEPT RATIOS)
Revenues................  $ 16,588  $ 18,234 $ 21,513 $ 25,011         --        $31,731
Net revenues(2).........  $ 10,558  $  9,625 $ 10,265 $ 13,116         --        $15,669
Earnings before income
 taxes and cumulative
 effect of changes in
 accounting
 principles(3)..........  $  2,425  $  1,730 $  1,811 $  2,566         --        $ 3,050
Cumulative effect of
 changes in accounting
 principles (net of
 applicable income
 taxes)(3)..............  $    (35)      --       --       --          --            --
Net earnings(3).........  $  1,359  $  1,017 $  1,114 $  1,619         --        $ 1,906
Ratio of earnings to
 fixed charges(4).......       1.4       1.2      1.2      1.2         1.2           --
Total assets(5).........  $152,910  $163,749 $176,857 $213,016    $288,430           --
Long-term borrowings(6).  $ 13,469  $ 14,863 $ 17,340 $ 26,102    $ 39,998           --
Preferred securities
 issued by
 subsidiaries(7)........  $     51  $     51 $     51 $    327    $    627           --
Stockholders' equity....  $  5,486  $  5,818 $  6,141 $  6,892    $  7,797           --

--------
(1) The balance sheet information provided is from the Quarterly Report on Form 10-Q for the period ended September 26, 1997, which is unaudited. Balance sheet information as of December 26, 1997 is not available as of the date of this Prospectus Supplement. The earnings information provided is from the Current Report on Form 8-K dated January 20, 1998, which is unaudited.
(2) Net revenues are revenues net of interest expense.
(3) Net earnings for 1993 were reduced by $35 million to reflect the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
(4) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.
(5) In 1994, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," and FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," which increased assets and liabilities at December 30, 1994 by approximately $8,500 million.
(6) To finance its diverse activities, the Company and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings varies significantly with the level of general business activity, on September 26, 1997, $2,333 million of bank loans and $34,777 million of commercial paper were outstanding. In addition, certain of the Company's subsidiaries lend securities and enter into repurchase agreements to obtain financing. At September 26, 1997, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $7,905 million and $74,872 million, respectively. For more information with respect to long-term borrowings, see information included under the caption "Capitalization of Merrill Lynch & Co., Inc."
(7) Subsequent to 1997 year end, $750 million of Trust Originated Preferred Securities were issued by a trust subsidiary.

                                  MANAGEMENT

DIRECTORS

  The directors of the Company and their principal occupations as of the date hereof are set forth in the following table.

        NAME                                    PRINCIPAL OCCUPATION
        ----                                    --------------------
                                    President and Chief Operating Officer of
 Herbert M. Allison, Jr...........  the Company
 William O. Bourke................  Corporate Director; former Chairman and
                                    Chief Executive Officer of Reynolds Metals
                                    Company
 W.H. Clark.......................  Corporate Director; former Chairman and
                                    Chief Executive Officer of Nalco Chemical
                                    Company
 Jill K. Conway...................  Visiting Scholar, Massachusetts Institute
                                    of Technology; former President of Smith
                                    College
 Stephen L. Hammerman.............  Vice Chairman of the Board and General
                                    Counsel of the Company
 Earle H. Harbison, Jr............  Chairman of the Board of Harbison
                                    Corporation; former Chairman of the
                                    Executive Committee and President and Chief
                                    Operating Officer of Monsanto Company
 George B. Harvey.................  Corporate Director; former Chairman of the
                                    Board and former President and Chief
                                    Executive Officer of Pitney Bowes Inc.
 William R. Hoover................  Chairman of the Executive Committee,
                                    Consultant to, and former Chairman and
                                    Chief Executive Officer of Computer
                                    Sciences Corporation
 David H. Komansky................  Chairman of the Board and Chief Executive
                                    Officer of the Company
 Robert P. Luciano................  Chairman of the Board and former Chief
                                    Executive Officer of Schering-Plough
                                    Corporation
 David K. Newbigging..............  Chairman of Equitas Holdings Limited;
                                    former Chairman and Senior Managing
                                    Director of Jardine, Matheson & Co.,
                                    Limited
 Aulana L. Peters.................  Partner in the law firm of Gibson, Dunn &
                                    Crutcher; former Commissioner of the U.S.
                                    Securities and Exchange Commission
 John J. Phelan, Jr...............  Corporate Director; Senior Advisor to the
                                    Boston Consulting Group; former Chairman
                                    and Chief Executive Officer of the New York
                                    Stock Exchange, Inc.
 John L. Steffens.................  Vice Chairman of the Board of the Company
 William L. Weiss.................  Corporate Director; Chairman Emeritus and
                                    former Chairman of the Board and Chief
                                    Executive Officer of Ameritech Corporation

  The business address of the directors of the Company is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

OFFICERS

  In addition to the officers named on the previous page, the following persons, all of whom are full-time employees of the Company hold the offices indicated in the following table as of the date hereof.

       NAME                    OFFICE
       ----                    ------
     Thomas W. Davis.......... Executive Vice President
     Barry S. Friedberg....... Executive Vice President
     Edward L. Goldberg....... Executive Vice President
     Jerome P. Kenney......... Executive Vice President
     E. Stanley O'Neal........ Executive Vice President
     Thomas H. Patrick........ Executive Vice President
     Jeffrey M. Peek.......... Executive Vice President
     Winthrop H. Smith, Jr.... Executive Vice President
     Arthur Zeikel............ Executive Vice President
     Joseph T. Willett........ Senior Vice President and Chief Financial Officer
     Theresa Lang............. Senior Vice President and Treasurer
     Michael J. Castellano.... Senior Vice President and Controller
     Gregory T. Russo......... Secretary

                             DESCRIPTION OF NOTES

GENERAL

  The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus. The Notes are part of the Debt Securities registered by the Company with the Securities and Exchange Commission in June, 1997 and January, 1998 to be issued on terms to be determined at the time of sale. The Notes are to be issued as a series of Senior Debt Securities under the 1983 Indenture, which is more fully described in the accompanying Prospectus. The Notes will mature on February 12, 2003 (the "Stated Maturity"). The Notes will bear interest from February 12, 1998, payable semiannually on February 12 and August 12 of each year (each an "Interest Payment Date"), commencing August 12, 1998 and at Maturity, to the persons in whose names the Notes are registered on the preceding July 29 and January 29, respectively. If any Interest Payment Date or the Stated Maturity falls on a day that is not a Business Day (as defined below), the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity, as the case may be. "Business Day" with respect to any place of payment means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment are authorized or obligated by law to close. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

  The Notes are not subject to redemption by the Company prior to maturity unless certain events occur involving U.S. taxation. See "Description of Notes--Redemption for Tax Reasons".

  The Notes will be issued in denominations of $1,000 and integral multiples thereof.

  Any Notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of $1,000 and in integral multiples thereof, in the amount of each holder's registered holdings. Any Notes so issued will be registered in such names, and in such denominations, as the Depositary shall request. Such Notes may be presented for registration of transfer or exchange at the office of the Trustee in The City of New York and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive Notes. In the event definitive Notes are issued, the holders thereof will be able to receive payments thereon and effect transfers thereof at the offices of Chase Manhattan Bank Luxembourg S.A. or its successor as paying agent in Luxembourg with respect to the Notes.

  The Company has appointed Chase Manhattan Bank Luxembourg S.A. as a paying agent in Luxembourg with respect to the Notes, and as long as the Notes are listed in the Luxembourg Stock Exchange, the Company will maintain a paying agent in Luxembourg and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. See "Description of Notes--Notices".

DEPOSITARY

  Upon issuance, all Notes will be represented by one or more fully registered global notes (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto ("DTC" or the "Depositary"), as Depositary, and registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. Investors may elect to hold interests in the Global Notes through either the Depositary (in the United States) or Cedel Bank, societe anonyme ("Cedel Bank"), and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the

Euroclear System ("Euroclear"), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedel Bank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel Bank's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Cedel Bank and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries").

  So long as the Depositary, or its nominee, is a registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the 1983 Indenture. Except as provided below, the actual owner of the Notes represented by a Global Note (the "Beneficial Owner") will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary (a "Participant"), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest which a Holder is entitled to give or take under the 1983 Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  If (x) the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Global Notes.

  The following is based on information furnished by DTC:

  DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered notes registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered Global Notes will be issued for the Notes in the aggregate principal amount of such issue, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except as provided above.

  To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, additional amounts, if any, and/or interest payments on the Notes will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, additional amounts, if any, and/or interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

  DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, Note certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Note certificates will be printed and delivered.

  Cedel Bank advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel Bank holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel Bank provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel Bank interfaces with domestic markets in several countries. As a professional depositary, Cedel Bank is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel Bank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

  Distributions with respect to the Notes held beneficially through Cedel Bank will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel Bank.

  Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

  The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

  Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

  Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

  Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel Bank and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

  Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Cedel Participants and Euroclear Participants may not deliver instructions directly to the Depositary.

  Because of time-zone differences, credits of Notes received in Cedel Bank or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel Bank or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary settlement date but will be available in the relevant Cedel Bank or Euroclear cash account only as of the business day following settlement in the Depositary.

  Although the Depositary, Cedel Bank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Cedel Bank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

NOTICES

  Notices to holders of the Notes will be sent by mail to the registered holders and will be published, whether the Notes are in global or definitive form, and so long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the "Luxemburger Wort." Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the Notes are listed on the Luxembourg Stock Exchange, any change in the Luxembourg Paying Agent and Transfer Agent will be published in Luxembourg in the manner set forth above.

FURTHER ISSUES

  The Company may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking "pari passu" with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further Notes or except for the first payment of interest following the issue date of such further Notes) and so that such further Notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

PAYMENT OF ADDITIONAL AMOUNTS

  The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; "provided, however," that the foregoing obligation to pay additional amounts shall "not" apply:

    (1) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

      (a) being or having been present or engaged in a trade or business in the United States or having had a permanent establishment in the United States;

      (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

      (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

      (d) being or having been a "10-percent shareholder" of the Company as defined in section 871 (h) (3) of the United States Internal Revenue Code or any successor provision; or

      (e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

    (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

    (3) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

    (4) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

    (5) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

    (6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

    (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

    (8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

  The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes--Redemption for Tax Reasons", the Company shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

  As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes--Redemption for Tax Reasons", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be a United States person. "Non-United States person" means a person who is not a United States person.

REDEMPTION FOR TAX REASONS

  If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein ), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described herein under the heading "Description of Notes--Payment of Additional Amounts", then the Company may, at its option redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption.

             CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

  A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

  "Exemption for Non-United States persons (IRS Form W-8)." A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to the Company through stock ownership as described in clauses (x)
(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons--Income and Withholding Tax" ) can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

  "Exemption for Non-United States persons with effectively connected income (IRS Form 4224)." A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

  "Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001)." A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

  "Exemption for United States Persons (IRS Form W-9)." A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

  "United States federal income tax reporting procedure." A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel Bank as the holder of the Note, the IRS Form must be provided to

Euroclear or Cedel Bank, as the case may be. Each other person through which a
Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel Bank, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause
(x) (c) (B) of paragraph (i) under "United States Taxation of Non-United States Persons--Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

  Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1998, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

  EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM THE COMPANY DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES-- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO NON-UNITED STATES HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

  In the opinion of Brown & Wood LLP, counsel to the Company, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

    (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; "provided," that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

    (ii) a non-United States person will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

    (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

  Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

  Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by the Company or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

  Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

  Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1998, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

  Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

  Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have each severally agreed, subject to the terms and conditions of the Underwriting Agreement dated September 8, 1997 and a Terms Agreement dated February 4, 1998, to purchase from the Company the principal amount of Notes set forth opposite their respective names. The Underwriters are committed to purchase all of the Notes if any of the Notes are purchased.

                                                                    PRINCIPAL
        UNDERWRITER                                                   AMOUNT
        -----------                                               --------------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated .......................................  $1,350,000,000
   NationsBanc Montgomery Securities LLC........................      30,000,000
   ABN AMRO Bank N.V. ..........................................      30,000,000
   Banco Bilbao Vizcaya, S.A. ..................................      30,000,000
   Banque Paribas...............................................      30,000,000
   Chase Securities Inc. .......................................      30,000,000
   Donaldson, Lufkin & Jenrette Securities Corporation..........      30,000,000
   Goldman, Sachs & Co. ........................................      30,000,000
   Midland Bank plc.............................................      30,000,000
   J.P. Morgan Securities Inc. .................................      30,000,000
   Swiss Bank Corporation.......................................      30,000,000
                                                                  --------------
        Total...................................................  $1,650,000,000
                                                                  ==============

  The Underwriters have advised the Company that they propose initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of .2% of the principal amount of the Notes. After the initial public offering, the public offering price and concession may be changed.

  Certain of the Underwriters and their affiliates engage in transactions with, and perform services for, the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company.

  The underwriting of the Notes will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

  MLPF&S is permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

  If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing the Notes in the open market.

  The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Notes as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  MLPF&S may use this Prospectus Supplement and the accompanying Prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

  The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

  Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Company except as set forth in the Underwriting Agreement.

  In particular, each Underwriter has represented and agreed that:

    (i) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    (ii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on; and

    (iii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

  Although application has been made to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the Notes. Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

  It is expected that delivery of the Notes will be made against payment therefor on or about February 12, 1998, which is the sixth business day following the date of this Prospectus Supplement (such settlement cycle being herein referred to as "T+6"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the succeeding business days may be affected by the T+6 settlement.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by Brown & Wood LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                              GENERAL INFORMATION

LISTING

  Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Certificate of Incorporation and the By-Laws of the Company and a legal notice relating to the issuance of the Notes have been deposited prior to listing with "Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg," where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the 1983 Indenture and the Company's Annual Report on Form 10-K for the year ended December 27, 1996 (the "1996 Form 10-K"), Quarterly Reports on Form 10-Q for the periods ended March 28, 1997, June 27, 1997 and September 26, 1997 (collectively, the "1997 Form 10-Qs") and the Current Report on Form 8-K dated January 20, 1998, as well as all future Annual Reports, Quarterly Reports and financial Current Reports, so long as any of the Notes are outstanding and listed on the Luxembourg Stock Exchange, will be made available at the main office of Bankers Trust Luxembourg S.A. The Underwriting Agreement and Terms Agreement will be available for inspection at Bankers Trust Luxembourg S.A. Bankers Trust Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and the Company and the holders of the Notes.

  The consolidated financial statements contained in the Company's 1996 Form 10-K have been audited by Deloitte & Touche LLP.

AUTHORIZATION

  The Notes will be issued pursuant to authority granted by the Board of Directors of the Company on February 24, 1986, October 23, 1995, June 2, 1997 and December 2, 1997, by the Executive Committee of the Company on September 16, 1991 and by the Audit and Finance Committee of the Company on December 2, 1997, as each such authority may be supplemented from time to time.

SIGNIFICANT CHANGE

  There has been no significant change in the financial position or operations of the Company and its subsidiaries on a consolidated basis since December 27, 1996, except as disclosed herein.

LITIGATION

  Neither the Company nor any subsidiary is involved in any legal or arbitration proceedings, nor, to the Company's knowledge, are any legal or arbitration proceedings pending or threatened involving the Company or any subsidiary, which may have or have had during the 12 months prior to the date of this Prospectus Supplement and the accompanying Prospectus a material effect on the financial position of the Company and its subsidiaries on a consolidated basis.

  There are numerous civil actions, arbitration proceedings and claims pending against the Company, some of which involve claims for substantial amounts as described under the caption "Legal Proceedings" in the Company's 1996 Form 10-K and in the Company's 1997 Form 10-Qs which are incorporated by reference herein. The Company believes it has strong defenses to and will vigorously contest these civil actions, arbitration proceedings and claims. Although the ultimate outcome of such civil actions, arbitration proceedings and claims described therein and other civil actions, arbitration proceedings and claims pending against the Company or its subsidiaries as of February 4, 1998 cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, it is the opinion of the management of the Company that the resolution of these actions will not have a material adverse effect on the financial position of the Company and its subsidiaries on a consolidated basis.

GOVERNING LAW

  The Notes, the 1983 Indenture, the Terms Agreement and the Underwriting Agreement are governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America, applicable to agreements made and to be performed wholly within such jurisdiction.

IDENTIFICATION NUMBERS

  The Notes have been accepted for clearance through Euroclear and Cedel Bank (Common Code: 8440506; ISIN: US590188 HZ48; CUSIP: 590188 HZ4).

                        PRINCIPAL OFFICE OF THE COMPANY

                             World Financial Tower
                                  North Tower
                                250 Vesey Street
                            New York, New York 10281

                             TRUSTEE AND REGISTRAR

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                     LUXEMBOURG PAYING AGENT/TRANSFER AGENT

                      Chase Manhattan Bank Luxembourg S.A.
                                 5 Rue Plaetis
                                     L-2338
                                   Luxembourg

                                 LISTING AGENT

                         Bankers Trust Luxembourg S.A.
                          14 Boulevard F.D. Roosevelt
                                     L-2450
                                   Luxembourg

  LEGAL ADVISERS TO THE COMPANY            LEGAL ADVISERS TO THE UNDERWRITERS
   "As to United States Law:"                   "As to United States Law:"


        Brown & Wood LLP                          Sullivan & Cromwell
     One World Trade Center                       125 Broadway Street
  New York, New York 10048-0557                 New York, New York 10004

                            AUDITORS TO THE COMPANY

                             Deloitte & Touche LLP
                           Two World Financial Center
                            New York, New York 10281

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ---------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Merrill Lynch & Co., Inc. ................................................. S-3
Incorporation of Certain Documents by Reference............................ S-3
Recent Developments........................................................ S-3
Capitalization of Merrill Lynch & Co., Inc. ............................... S-4
Summary Financial Information.............................................. S-6
Management................................................................. S-7
Description of Notes....................................................... S-9
Certain United States Tax Documentation
 Requirements.............................................................. S-15
United States Taxation of Non-United States Persons........................ S-16
Underwriting............................................................... S-18
Validity of Notes.......................................................... S-19
General Information........................................................ S-20

                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Merrill Lynch & Co., Inc. .................................................    3
Use of Proceeds............................................................    3
Description of Debt Securities.............................................    4
Description of Debt Warrants...............................................    9
Description of Currency Warrants...........................................   10
Description of Index Warrants..............................................   12
Description of Preferred Stock.............................................   16
Description of Depositary Shares...........................................   21
Description of Preferred Stock Warrants....................................   25
Description of Common Stock................................................   27
Description of Common Stock Warrants.......................................   29
Plan of Distribution.......................................................   31
Experts....................................................................   32

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                                    [LOGO]

                                $1,650,000,000

                           MERRILL LYNCH & CO., INC.

                                 6% NOTES DUE
                               FEBRUARY 12, 2003

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.

                               FEBRUARY 4, 1998

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